Exhibit 99.1

Gold Fields Limited
Reg. No. 1968/004880/06
Incorporated in the Republic of South Africa
JSE, NYSE, DIFX Share Code: GFI
ISIN Code:ZAE000018123
(“Gold Fields”, the “Company” or the “Group”)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, TO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS ANNOUNCEMENT

GOLD FIELDS ANNOUNCES POTENTIAL BOND OFFERING

Gold Fields, rated Baa3 (Stable) by Moody’s and BBB- (Stable) by S&P, has mandated Citigroup, RBC Capital Markets and Scotia Capital (USA) as joint global coordinators and active bookrunners to arrange a series of fixed income investor calls commencing on Monday, 31 March 2025.

A USD-denominated Rule 144A / Reg S senior unsecured benchmark-sized 10-year bond offering (the “Notes”) is expected to follow, subject to market conditions.
The Notes will be issued by Windfall Mining Group Inc. and guaranteed by Gold Fields Limited and Gold Fields Holdings Company Limited. The Company intends to use the net proceeds from the Notes offering for general corporate purposes, including to repay amounts outstanding under the USD 750,000,000 bridge facilities that were used to fund the acquisition of Osisko Mining Inc in October 2024.

DISCLAIMER
UK MiFIR Professional investors and ECPs-only – Manufacturer target market (UK MiFIR product governance rules) is eligible counterparties and professional investors only (all distribution channels).

Investors should not subscribe for any of the Notes except on the basis of information contained in the preliminary listing particulars dated Monday 31 March 2025 as supplemented by a pricing term sheet to be prepared by the Issuer in connection with the Notes (together, the “Offering Memorandum”).

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for the Notes in the United States or any other jurisdiction. The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any other jurisdiction. Absent registration under the U.S. Securities Act, Notes may not be offered, sold or otherwise transferred within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act), except to qualified institutional buyers (as defined in Rule 144A of the U.S. Securities Act (“Rule 144A”)) pursuant to Rule 144A or pursuant to another applicable exemption from registration. No public offering of the Notes will be made in the United States or in any other jurisdiction where such an offering is restricted or prohibited.

This announcement and the offering of any securities described herein are only addressed to and directed at persons who, in the European Economic Area or in the United Kingdom, are not retail investors, defined as a person who is one (or more) of: (i) a retail client, with respect to the European Economic Area, as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”) and, with respect to the United Kingdom, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); or (ii) a customer, with respect to the European Economic Area, within the meaning of Directive 2016/97/EU (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II and, with respect to the United Kingdom, within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 (“UK MiFIR”) as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor, with respect to the European Economic Area, as defined in the Prospectus Regulation (EU) 2017/1129 (the “EU Prospectus Regulation”) and, with respect to the United Kingdom, as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA (the “UK Prospectus Regulation”).

Promotion of the Notes in the United Kingdom is restricted by the Financial Services and Markets Act 2000 (the “FSMA”), and accordingly, the Notes are not being promoted to the general public in the United Kingdom. This announcement is for distribution only to, and is only directed at, persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the UK, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any Notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This announcement is directed only at relevant persons and must not be acted on or relied on by anyone who is not a relevant person. FCA/ICMA stabilisation applies.

This announcement does not, nor does it intend to, constitute an “offer to the public” (as that term is defined in the South African Companies Act, 2008 (the “South African Companies Act”)), and does not nor is it intended to, constitute a ‘‘registered prospectus’’, as contemplated in the South African Companies Act. Accordingly, no prospectus has been filed with the South African Companies and Intellectual Property Commission in respect of the issue or offering of the Notes. The Notes will not be offered for subscription to any member of the general public (as contemplated in the South African Banks Act, 1990 (the “Banks Act”)) in South Africa. This announcement is not an offer to subscribe for securities, nor a solicitation of any offers for subscription of securities, to any member of the general public (as contemplated in the Banks Act) domiciled or incorporated in South Africa.
The information contained in this announcement constitutes factual information as contemplated in the South African Financial Advisory and Intermediary Services Act, 2012, as amended, (“FAIS Act”) and should not be construed as an express or implied recommendation, guide or proposal that any particular transaction in respect of the Notes or in relation to the business or future investments of the Company, is appropriate to the particular investment objectives, financial situations or needs of a prospective investor, and nothing in this announcement should be construed as constituting the canvassing for, or marketing or advertising of, financial services in South Africa.

31 March 2025

JSE Sponsor:
J.P. Morgan Equities South Africa (Pty) Ltd

Investor and media enquiries:
Jongisa Magagula
Tel: +27 11 562 9775
Mobile: +27 82 562 5288
Email: Jongisa.Magagula@goldfields.com

Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
Email: Thomas.Mengel@goldfields.com

About Gold Fields
Gold Fields is a globally diversified gold producer with nine mines in Australia, South Africa, Ghana, Chile and Peru and one project in Canada. The Company has total attributable annual gold-equivalent production of 2.1Moz, proved and probable gold Mineral Reserves of 44.3Moz, measured and indicated gold Mineral Resources of 30.4Moz (excluding Mineral Reserves) and inferred Gold Mineral Resources of 11.6Moz (excluding Mineral Reserves). Our shares are listed on the Johannesburg Stock Exchange (JSE) and our American depositary shares trade on the New York Exchange (NYSE).